SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                     Atalanta/Sosnoff Capital Corporation
 ____________________________________________________________________________
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ____________________________________________________________________________
                        (Title of Class of Securities)

                                   046499109
 ____________________________________________________________________________
                                (CUSIP Number)

                               Martin T. Sosnoff
                   c/o Atalanta/Sosnoff Capital Corporation
                                101 Park Avenue
                              New York, NY 10178
                                (212) 867-5000
     _____________________________________________________________________
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copies to:

                             Ralph Arditi, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                (212) 735-3000

                                 June 10, 2003
   _________________________________________________________________________
            (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 046499109

--------- ---------------------------------------------------------------------
1.        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atalanta Acquisition Company
--------- ---------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [_]
                                                                      (b) [X]
--------- ---------------------------------------------------------------------
3.        SEC USE ONLY

--------- ---------------------------------------------------------------------
4.        SOURCE OF FUNDS

          WC, BK, PF
--------- ---------------------------------------------------------------------
5.        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------- ---------------------------------------------------------------------
6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------- ---------------------------------------------------------------------
                                       7.  NUMBER OF SHARES BENEFICIALLY
                                           OWNED BY EACH REPORTING
                 NUMBER OF                 PERSON WITH SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                6,916,000
                 OWNED BY             -----------------------------------------
                   EACH                8.  SHARED VOTING POWER
                 REPORTING
                  PERSON                    727,108
                   WITH               -----------------------------------------
                                       9   SOLE DISPOSITIVE POWER

                                           6,916,000
                                      ------------------------------------------
                                      10.  SHARED DISPOSITIVE POWER

                                           727,108
--------- ---------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,559,108
--------- ---------------------------------------------------------------------
12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [X]
--------- ---------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           87.2%
--------- ---------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------

            The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.   Security and Issuer.

            This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share, of Atalanta/Sosnoff Capital Corporation (the "Common Stock"), a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 101 Park Avenue, New York, NY 10178.

Item 2.    Identity and Background.

            This Statement is filed by Atalanta Acquisition Company, a Delaware corporation ("Purchaser").

            The principal executive offices of Purchaser are located at c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178 (telephone number (212) 867-5000).

            Purchaser was formed by Mr. Sosnoff for the purpose of making a tender offer for all of the outstanding shares of Common Stock not already owned by him and has not conducted any activities other than in connection with the Offer and the Merger (both terms, as defined below) since its organization. Mr. Sosnoff currently owns all of the issued and outstanding capital stock of Purchaser.

            As of the date hereof, Mr. Sosnoff is the President and Secretary of Purchaser and the sole member of the board of directors of Purchaser. Mr. Sosnoff is the founder of the Company and is Chairman of the board of directors of the Company (the "Board"), Chief Executive Officer and Chief Investment Officer of the Company. The business address of Mr. Sosnoff is c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178. Mr. Sosnoff is a citizen of the United State of America.

            Neither Purchaser nor Mr. Sosnoff, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws during the last five years.

Item 3.    Source and Amount of Funds or Other Consideration.

            Purchaser estimates that the total amount of funds required to consummate the Offer and the Merger, and expected to be incurred by Purchaser, is approximately $22.7 million plus any related transaction fees and expenses. These funds are expected to be obtained from a loan obtained by Purchaser from Bear Stearns for this purpose (the "Loan"), and, to the extent any amounts are due or may be paid by Purchaser or the Surviving Corporation after the consummation of the Merger (for example, funds necessary to consummate the Merger and certain transaction fees and expenses), from generally available working capital of the Surviving Corporation.

            The Loan is secured by certain assets of Mr. Sosnoff to be held at Bear Stearns, including all of his Shares. In this regard, Mr. Sosnoff will enter into a Guarantee Agreement (the "Guarantee") with Bear Stearns which provides that Mr. Sosnoff unconditionally guarantees the full and prompt payment and performance when due by Purchaser of any and all obligations of Purchaser under the Loan. The Guarantee also contains representations and warranties, covenants and other provisions generally found in similar agreements.

            Mr. Sosnoff will pay a fee of $25,000 to Bear Stearns to secure the Loan. The Loan will bear interest at a rate equal to the margin rate as defined by Bear Stearns at the time the funds are actually borrowed by Purchaser.

            Purchaser intends to repay any amounts borrowed from Bear Stearns through the generally available corporate funds of the Surviving Corporation after the consummation of the Merger.

Item 4.   Purpose of Transaction.

         On June 10, 2003, Purchaser, Mr. Sosnoff and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which Purchaser will commence a tender offer (the "Offer") to acquire any and all of the outstanding shares of Common Stock not owned by it or Mr. Sosnoff for an amount equal to $13.95 per Share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions provided in the Merger Agreement. The text of the joint press release issued by Mr. Sosnoff and the Company on June 10, 2003 is attached as Exhibit 3 to this Statement.

            Upon the successful completion of the Offer, Mr. Sosnoff will transfer all of the shares of Common Stock owned by him to Purchaser to effect the Merger. No consideration will be paid for shares of Common Stock beneficially owned by Mr. Sosnoff or Purchaser at the time of the Offer or the Merger, except shares of Common Stock held by qualified charitable organizations controlled by Mr. Sosnoff (which will be entitled to receive the Offer Price of $13.95 per Share).

            The Merger Agreement provides that following successful completion of the Offer and the satisfaction or, if applicable, waiver of the conditions in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the Company as the surviving corporation of the Merger is sometimes herein referred to as the "Surviving Corporation"), and the separate corporate existence of Purchaser will thereupon cease. Purchaser and Mr. Sosnoff intend to effect the Merger as a "short-form" merger under Delaware General Corporation Law, without the approval or vote of, or any notice to, the Board or shareholders of the Company. At the effective time of the Merger (the "Effective Time"), each share of Common Stock (other than such shares held by Purchaser) will be cancelled and retired, and converted into the right to receive the Offer Price, payable to the holder thereof without interest and less any required withholding taxes.

            In connection with the signing of the Merger Agreement, Purchaser and Mr. Sosnoff have also entered into Stockholder Tender Agreements, dated June 10, 2003 (the "Tender Agreements"), with each of Craig B. Steinberg and William M. Knobler (each referred to as a "Stockholder" and collectively as the "Stockholders"). The Stockholders are executive officers, and in the case of Mr. Steinberg, a director, of the Company and, as of June 10, 2003, have voting and dispositive power with respect to an aggregate of 643,108 shares of Common Stock, representing approximately 7.4% of the shares of Common Stock outstanding, each on a fully-diluted basis. Pursuant to the Tender Agreements, each Stockholder has agreed, among other things, to tender all of such Stockholder's shares of Common Stock in the Offer. The Tender Agreements provide that such agreements will terminate immediately upon the earliest to occur of (i) the mutual consent of Purchaser, Mr. Sosnoff and the respective Stockholder,
(ii) the Effective Time, and (iii) the date of termination of the Merger Agreement in accordance with its terms.

            The foregoing summary of certain provisions of the Merger Agreement and the Tender Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. Copies of the Merger Agreement and of the Tender Agreements are filed as Exhibits 1, 2.1 and 2.2, respectively, to this Statement and are incorporated herein by reference.

            Upon the consummation of the Merger, it is currently expected that the current officers of the Company and its subsidiaries will remain as officers of the Surviving Corporation or one of its subsidiaries and the current directors on the Board (other than Mr. Sosnoff) will cease to serve on the board of directors of the Surviving Corporation, although it is currently expected that Mr. Steinberg will serve on the board of directors (or similar governing body) of one or more of the subsidiaries of the Surviving Corporation.

            As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will be the Surviving Corporation, with all of its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. The certificate of incorporation and bylaws of the Company as in effect immediately prior to the Effective Time will be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation and bylaws.

            The Shares are currently listed and traded on the New York Stock Exchange ("NYSE"), which constitutes the principal trading market for the Shares. Because there are currently so few public stockholders and because the Shares currently do not satisfy certain of the NYSE's other published listing guidelines, the Shares may not meet the standards for continued inclusion in the NYSE. Accordingly, the Shares may be delisted from the NYSE. If the Shares no longer meet the requirements of the NYSE for continued listing and the listing of Shares is discontinued, the market for the Shares could be adversely affected.

            Following the Offer and Merger, Mr. Sosnoff may undertake a reorganization of the Surviving Corporation and its subsidiaries to, among other things, (i) create a more tax-efficient corporate structure in light of his ownership of 100% of the Surviving Corporation, (ii) make ASCC Corp., currently an indirect subsidiary of the Company, a direct subsidiary of the Surviving Corporation, and (iii) facilitate the granting of an interest in the profits and losses in Atalanta/Sosnoff Capital Corporation (Delaware) and Atalanta/Sosnoff Management Corporation, the two operating subsidiaries of the Company, to Mr. Steinberg as described below.

            The reorganization may include the merger of one or more of the subsidiaries of the Surviving Corporation with and into newly formed limited liability companies, with the limited liability companies expected to be the Surviving Corporation. If one or more of these mergers is consummated, Mr. Sosnoff (though his ownership of 100% of the Surviving Corporation) is expected to continue to own, directly or indirectly, 100% of the issued and outstanding equity interests of each of the subsidiaries of the Surviving Corporation, other than the profits interest expected to be issued to Mr. Steinberg described in the following paragraph.

            Mr. Steinberg is also currently expected to receive a significant minority interest in the asset management business of the Surviving Corporation following the Offer and Merger. In very general terms, this interest is expected to entitle Mr. Steinberg to receive a portion of the future profits and losses of the asset management business and future appreciation in the fair market value of such business. Mr. Steinberg is not expected to share in the profits and losses of the passive investments of the Surviving Corporation (currently held by ASCC Corp.). Mr. Steinberg may also have consent rights over certain fundamental company actions.

            Purchaser and Mr. Sosnoff expect to continue to review the Company's and its subsidiaries' assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Offer and Merger in order to best organize and integrate the activities of the Company and its subsidiaries. In particular, Purchaser and Mr. Sosnoff expressly reserve the right to make any changes that they deem necessary or appropriate in light of their review or in light of future developments, which may include modifying or abandoning some or all of the reorganization described above.

            A tender offer statement and Schedule 13E-3 will be filed by Mr. Sosnoff and Purchaser with the Securities and Exchange Commission ("SEC") on Schedule TO on the date that the Offer will commence. These documents may be obtained by a stockholder of the Company or other investor, when they are available, free of charge from either the Company or from the SEC's web site at http://www.sec.gov.

            Except as set forth in this Item 4, Purchaser does not have any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the Merger Agreement, it reserves the right to develop such plans).

            References to, and descriptions of, the Merger, the Merger Agreement, the Offer, and the Tender Agreements as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Tender Agreements included as Exhibits 1, 2.1 and 2.2, respectively, to this Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.   Interest in Securities of the Issuer.

         (a)-(b) As of June 10, 2003, Purchaser may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the 643,108 shares of Common Stock on a fully-diluted basis which are subject to the Tender Agreements and the 6,916,000 shares of Common Stock that Mr. Sosnoff will transfer to Purchaser to effect the Merger, which together represent approximately 87.2% of the shares of Common Stock on a fully-diluted basis (based on the number of shares of Common Stock outstanding on a fully-diluted basis as of the date hereof). Mr. Sosnoff has sole power to vote and dispose of all of the shares of Common Stock he beneficially owns. Purchaser expressly disclaims any beneficial ownership of any of the shares of Common stock subject to the Tender Agreements until such time as all transactions under the Merger Agreement and the Tender Agreements are consummated.

         On December 27, 2002, Mr. Sosnoff gave 84,000 shares of Common Stock to the Martin and Toni Sosnoff Foundation (the "Foundation"), constituting less than one percent of the shares of Common Stock (based on the number of shares of Common Stock outstanding on a fully-diluted basis as of the date hereof). Mr. Sosnoff and Toni E. Sosnoff (Mr. Sosnoff's wife) are Trustees of the Foundation and share power to vote and to dispose of the shares of Common Stock owned by the Foundation. The Foundation receives the dividends on and proceeds from the sale or other disposition of the shares of Common Stock it owns. Purchaser expressly disclaims beneficial ownership of the Common Stock held by the Foundation until such time as all transactions under the Merger Agreement are consummated.

         If Mr. Sosnoff is deemed to own beneficially the 84,000 shares of Common Stock owned by the Foundation, Purchaser may be deemed to have beneficial ownership of 7,643,108 shares of Common Stock or 88.2% of the shares of Common Stock on a fully-diluted basis (based on the number of shares of Common Stock outstanding on a fully-diluted basis as of the date hereof).

            (c) As described in Item 4 above, Purchaser has entered into the Tender Agreements and Merger Agreement within the last 60 days.

            (d) Until the shares of Common Stock are acquired pursuant to the Tender Agreements and the Merger Agreement, Purchaser has no right to receive dividends from, or the proceeds from, the sale of such shares.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            Other than the Merger Agreement and the Tender Agreements or as described in Item 4 above, to the knowledge of Purchaser and Mr. Sosnoff, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be filed as Exhibits.

         1. Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Atalanta/Sosnoff Capital Corporation

         2.1. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B. Steinberg

         2.2. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and William M. Knobler

         3. Text of joint press release, dated June 10, 2003, issued by Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2003

                                         ATALANTA ACQUISITION COMPANY

                                         By: /s/ Martin T. Sosnoff
                                             -------------------------
                                             Name:  Martin T. Sosnoff
                                             Title:  President

                               INDEX TO EXHIBITS

Exhibit
Number         Document
------         --------

1. Agreement and Plan of Merger, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Atalanta/Sosnoff Capital Corporation

2.1. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and Craig B. Steinberg

2.2. Stockholder Tender Agreement, dated as of June 10, 2003, by and among Atalanta Acquisition Company, Martin T. Sosnoff and William M. Knobler

3. Text of joint press release, dated June 10, 2003, issued by Atalanta/Sosnoff Capital Corporation and Martin T. Sosnoff